[Correspondence to the SEC]

BLUEGATE CORPORATION

Memorandum of Responses to SEC Comment letter dated March 18, 2010 and Oral Comments Received From the SEC Staff on April 1, 2010

SEC comment 1 – Summary Term Sheet, page 2

1. Because you already have taken actions authorized by the shareholder consent, please delete the following sentence: “The resolutions will become effective twenty (20) calendar days after this Information Statement is first mailed to our shareholders.”

Bluegate response to comment 1 -

The following sentence has been deleted: “The resolutions will become effective twenty (20) calendar days after this Information Statement is first mailed to our shareholders.”

SEC comment 2 – Summary Term Sheet, page 2

2. Please revise the bullet points to include one or more cross-references to a more detailed discussion contained in the filing. Refer to Item 1001 of Regulation M-A.

Bluegate response to comment 2 –

The bullet points were revised to include one or more cross-references to a more detailed discussion contained in the filing.

SEC comment 3 – Regulatory Approvals, page 10

3. We note your statement that “SEC regulation requirements must be complied with or approval must be obtained in connection with the transaction.” Please revise this language to clarify the nature of the requirements with which you must comply and/or the approval that you must obtain in connection with the transactions contemplated by the shareholder consent, as well as the status of such compliance and/or approval.

Bluegate response to comment 3 –

The Regulatory Approvals section has been revised as follows: “SEC regulation requirements must be complied with or approval must be obtained in connection with the transaction. Specifically, Rule 14c-2(b) states “The distribution of the information statement shall be sent or given at least 20 calendar days prior to the meeting date or, in  the case of corporate action taken pursuant to the consents or authorizations of security holders, at least 20 calendar days prior to the earliest date on which corporate action may be taken.” It was intended that the results of the resolutions approved in the shareholder consent be held in escrow pending effectiveness of the filing; however in order to complete the transactions and avoid filing for bankruptcy, it was agreed that funds would have to be paid by November 11, 2009 and the actions approved by the shareholder consent were taken effective November 7, 2009. The actions taken may be inconsistent with Rule 14c-2(b) under the Exchange Act; however, we believed that by taking those actions and filing Form 8-K disclosing the disposition of certain assets and business was more useful for the shareholders even though those actions were taken prior to the time period specified in Rule 14c-2(b) under the Exchange Act. Pursuant to the State of Nevada Revised Statutes, which authorizes the taking of action by written consent of the shareholders without a meeting, a super majority of the voting power of the shareholders of Bluegate gave their consent to the above actions. During November 2009, Bluegate filed a Preliminary Information Statement on Schedule 14C with the SEC and subsequently submitted responses to their comments. We are waiting for the SEC’s response in order to file a Definitive Information Statement on Schedule 14C and finalize the notice to be mailed to shareholders.”

SEC comment 4 – Reports, Opinions, Appraisals, page 10

4. Please revise your filing to provide a narrative and quantitative description of the fees paid or to be paid to Convergent Capital Appraisers LLC. Refer to Item 1015(b) (4) of Regulation M-A.

Bluegate response to comment 4 –

The third paragraph in the section entitled “Reports, Opinions, Appraisals” was revised as follows: “There is no material relationship that existed during the past two years or was mutually understood to be contemplated between the outside party, its affiliates, and/or unaffiliated representative and Bluegate Corporation or its affiliates. The appraisal relates to the fairness of the consideration and Bluegate Corporation determined the amount of consideration to be paid. Convergent Capital Appraisers LLC’s compensation for the fairness opinion and analysis services was based upon hourly rates which totaled $6,741.25 and was paid by Bluegate Corporation in October 2009.”

SEC comment 5 – Reports, Opinions, Appraisals, page 10

5. We note your reference to relevant quantitative and qualitative methods of financial analyses and the application of those methods to the particular circumstances by CCA. Please describe the financial analyses performed by CCA, including the bases for and methods of arriving at CCA’s opinion. Refer to Item 1015(b) (6) of Regulation M-A. We note that you have filed the fairness opinion; however, if CCA provided a board book or similar report including the financial tables and analyses to the company, please supplementally provide to us the entire report of CCA.

Bluegate response to comment 5 –

The fifth paragraph in the section entitled “Reports, Opinions, Appraisals” was revised to include the following: “Public filings indicate that the Company has a negative net worth based on tangible assets. The only tangible assets to be transferred will be about $40,000 worth of furniture, fixtures and electronic equipment that are part of the Medical Grade Network and Healthcare Information Management Systems operations. The intangible assets include the following: (1) Medical Grade Network (MGN) Operation – Fair Value Assessment.  Revenues have been declining over the last three years. They appear to have stabilized in 2009 at around $100,000 per month.  The increase in revenues in quarter 3 of 2009 is attributed to several larger dollar projects that are not expected to recur at the historic levels. For the nine months ended September 2009, this entity generated slightly more than $900,000 in revenues and produced a gross margin (profit after direct costs) of $130,000 or about 14%.  However, after including direct labors costs (reported as compensation) of $150,000, the operation lost $20,000. It must be noted that BGAT’s corporate overhead expense to maintain this business operation far exceeds an industry norm of 10%, which accounts in part for continuing ongoing losses. It is our assessment that while “Medical Grade Network” has been registered as a proprietary service mark, it does not appear (based on the trend of revenues and with no pending contracts) to have developed independent commercial recognition.  What value does exist is subsumed within the forecast cash flows as previously analyzed. Given the dire financial condition of BGAT, it is unrealistic to suggest that MGN be placed with a business broker to sell because that would likely require between six months and a year to locate a buyer and close the transaction.  Moreover, given the revenue trends, and a lack of future contracts, it is uncertain whether a buyer could be found, particularly in a down economy with tight credit; (2) Healthcare Information Management Systems (“HIMS”) Operation – Fair Value Assessment. Revenues have been steadily declining during the nine months ended September 2009 and the remaining two contracts will end during November 2009. Since the HIMS operation has no on-going business it will go dormant by the end of November 2009, and it is our assessment that without on-going operations this operation has no intangible fair value; and (3) Trilliant – Fair Value Assessment. This entity has no work force as of the end of September 2009 because of a lack of on-going projects. The remaining $20,000 in contract revenues will be earned through the use of outside contractors (former Trilliant employees).  The expectation is that the additional cost of using outside contractors rather than employees will consume any profit potential.

[Correspondence to the SEC]

BLUEGATE CORPORATION

Convergent Capital Appraisers LLC provided the Fairness Opinion dated November 6, 2009 which is included as Exhibit 10.7 to the Schedule 14C filing. Convergent Capital Appraisers LLC did not provide a board book or similar report including any financial tables and analyses.”

SEC comment 6 – Past Contacts, Transactions or Negotiations

6. Please describe the negotiations that led to the transactions, including the dates and identity of the parties involved. Refer to Item 1005(b) of Regulation M-A. Please also disclose the timing and circumstances of CCA’s engagement as a financial advisor.

Bluegate response to comment 6 –

The Past Contacts, Transaction or Negotiations section has been revised to include the following: “During February 2009, the board of directors discussed the financial status of the company and the need for additional funds to continue operating. In early March 2009 there were discussions among the board members covering the full release of all claims by Manfred Sternberg in consideration for funds to be paid to him which resulted in the drafting of legal documents. During late March 2009 the board of directors discussed reducing salaries and eliminating certain accrued expenses and fees to the board members. During April 2009, Manfred Sternberg elected not to proceed with the full release of all claims in consideration for funds to be paid to him. In May 2009, William Koehler resigned as President from the company. In June 2009, (i) Manfred Sternberg and William Koehler filed wage claims for unpaid wages; and (ii) the company increased the size of the board of directors to consist of five directors. In July 2009, the board agreed (i) to pursue the possibility of selling certain parts of the business; (ii) to pursue the process of entering into orderly bankruptcy proceedings; and (iii) that the executive officer position of Chief Strategy Officer was eliminated and Manfred Sternberg’s employment was terminated. Additionally, in July 2009 Charles Leibold became a Director. During August through early October 2009, Stephen Sperco presented proposals to purchase certain assets and businesses of the company.  In October 2009, the company (i) engaged Convergent Capital Appraisers LLC to render a fairness opinion; and (ii) Manfred Sternberg, William Koehler and Dale Geary resigned as directors.”

SEC oral comment 1 – Regulatory Approvals, page 10

1. We note your previous response to our comment 3 above included the statement “The SEC requested that the disclosure in this paragraph be included in the information statement, and we believe that by including this disclosure we are in compliance with the SEC requirements.” Please eliminate this language.

Bluegate response to oral comment 1 –

The above referenced sentence has been deleted.

SEC oral comment 2 – Executive Compensation

2. Please include the disclosure contained in the Post-Effective Amendment to Form S-1 filed March 22, 2010 relating to outstanding equity awards.

Bluegate response to oral comment 2 –

Disclosure of the outstanding equity awards at fiscal year-end December 31, 2009 has been included.